UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-23272 CUSIP NUMBER 62936P103

(Check one):  ☐ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

NPS PHARMACEUTICALS, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

420 Chipeta Way

Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84108

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As previously disclosed, the Audit Committee of the Company’s Board of Directors retained outside counsel to conduct an independent investigation into the circumstances involving a contract between the Company and PharmData Inc., a contract research organization that has provided data compilation and analysis services to the Company. The Company believes that PharmData procured the contract through improper payments to a Company employee, who has been subsequently terminated. The Company’s quarterly report on Form 10-Q for the period ended March 31, 2004, could not be filed by May 10, 2004 because the independent investigation could not be completed without unreasonable effort or expense by such date, and because KPMG LLP, the Company’s independent auditors, have informed the Company that KPMG is unable to complete its required review of the interim financial statements included in the Form 10-Q. The Company anticipates that the investigation and KPMG’s review will be completed, and the Form 10-Q filed, on or before May 17, 2004, the fifth calendar day after the prescribed due date.

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions Of The Private Securities Litigation Reform Act of 1995

Statements made in this Form 12b-25, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include: the independent investigator may not complete the investigation timely, resulting in the Form 10-Q being filed late; and, KPMG may not complete timely its required review of the interim financial statements to be included in the Form 10-Q, resulting in the Form 10-Q being filed late. All information in this Form 12b-25 is as of May 10, 2004, and we undertake no duty to update this information. A more complete description of these risks can be found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10K/A for the year ended December 31, 2003.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kevin Ontiveros

(801) 584-5418

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒    Yes                                                  ☐    No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒    Yes                                                  ☐    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss is expected to be $35,651,000 for the 1st quarter of 2004, compared to a net loss of $28,090,000 for the same period of 2003.

NPS Pharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2004	By:	/s/ Hunter Jackson

Hunter Jackson
President and CEO

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